Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263641

Prospectuses Supplement

(to Prospectuses dated March 30, 2022)

Jones Soda Co.

28,693,506 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated March 30, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-263641). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the sale of up to 28,693,506 shares of our common stock which may be resold from time to time by the selling shareholders identified in the Prospectus. The shares of common stock covered by the Prospectus include 4,999,843 shares issuable upon exercise of outstanding warrants. All of the shares of common stock included in the Prospectus were purchased from the Company in either a private placement transaction or a court-approved share exchange transaction under Section 3(a)(10) under the Securities Act of 1933, as amended, that involved a shell company and are being offered for resale by the selling shareholders only. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling shareholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed for quotation on the OTCQB quotation system under the symbol “JSDA.” The last bid price of our common stock on February 21, 2023 was $0.26 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 22, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 15, 2023

Jones Soda Co.

(Exact Name of Registrant as Specified in Its Charter)

Washington

(State or Other Jurisdiction of Incorporation)

0-28820	52-2336602
(Commission File Number)	(IRS Employer Identification No.)

4786 1st Avenue South, Suite 103, Seattle, Washington	98134
(Address of Principal Executive Offices)	(Zip Code)

(206) 624-3357

(Registrant's Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐         Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐         Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐         Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

None

Item 5.02         Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 15, 2023, the Board of Directors (the “Board”) of Jones Soda Co. (the “Company”) granted 1,800,000 restricted stock units (the “RSUs”) to Mark Murray, the Company’s President and Chief Executive Officer, in connection with the terms of the employment agreement between Mr. Murray and the Company dated May 27, 2022. The RSUs are subject to the terms of the Company’s 2022 Omnibus Equity Incentive Plan (the “2022 Plan”) and a restricted stock award agreement to be entered into between the Company and Mr. Murray. The RSUs vest into shares of the Company’s common stock on a one-for-one basis in accordance with the following vesting schedule: (i) 600,000 RSUs on February 15, 2023, (ii) 600,000 RSUs on May 15, 2023, and (iii) 600,000 RSUs on August 15, 2024.

On February 16, 2023, upon the recommendation of the Company’s Compensation and Governance Committee, the Board approved revised compensation for Joe Culp, the Company’s Interim Chief Financial Officer and Director of Finance, Eric Chastain, the Company’s Chief Operating Officer, and Mr. Murray. Mr. Culp’s annual base salary was increased from $120,000 per year to $130,200 per year and Mr. Chastain’s annual base salary was increased from $200,000 per year to $208,000 per year, in each case retroactively effective as of January 1, 2023. In addition, Mr. Murray, Mr. Chastain and Mr. Culp were awarded one-time cash bonus payments of $90,000, $36,000 and $16,200, respectively, in each case to be paid on or before February 28, 2023. Finally, Mr. Chastain and Mr. Culp were awarded 120,000 and 72,000 stock options, respectively, which each vest a rate of 25% on the one-year anniversary of the date of grant and an additional 1/48th each additional one-month period thereafter (subject to continuous employment with the Company). These stock options are subject to the terms of the 2022 Plan and stock option award agreements to be entered into between the Company and each of Mr. Culp and Mr. Chastain. The stock options each have an exercise price of $0.24 per share, which was the closing price of the Company’s shares of common stock as reported on the OTCQB marketplace on the date of grant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JONES SODA CO. (Registrant)

February 22, 2023	By:	/s/ Mark Murray
Mark Murray Chief Executive Officer and President